

Mail Stop 3720

October 28, 2009

Mr. Cory Sindelar
Vice President and Chief Financial Officer
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

> **Re: Ikanos Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed March 11, 2009**
> **File No. 000-51532**

Dear Mr. Sindelar:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K filed March 11, 2009

Management's Discussion and Analysis…, page 42

Net Income/Loss, page 51

1. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. In future filings, please expand your disclosure regarding your net losses. Such disclosure should explain whether management expects the losses to continue in future periods and the steps, if any,

management is taking with respect to revenues, costs and expenses in order to achieve profitability.

Definitive Proxy Statement filed April 22, 2009

Executive Compensation Components, page 21

2. It appears from your disclosure on pages 22-24 that the Compensation Committee used the Radford Executive Survey as well as peer group data for benchmarking purposes. If so, you must identify the component companies of the surveys and the companies in the peer group. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

Salary, page 22

3. We note your statement that in determining the salary for each named executive officer, the Compensation Committee considered the responsibilities of the position held, the experience and performance of the individual and the competitive marketplace for executive talent.   We also note that in 2008 the Compensation Committee approved salary raises between 5% and 21% as compared with 2007 "mainly" related to increases in inflation. In future filings, please explain what factors the Compensation Committee considered in its determination to approve differing percentage raises to each of your named executive officers.

Bonus Plan for the Chief Executive Officer, page 23

2008 Executive Bonus Plan, page 23

4. We note that Mr. Gullet's 2008 bonus and the 2008 Executive Bonus Plan are based on specified financial targets as well as individual goals. In future filings, please disclose, for each named executive officer, the performance targets for each performance goal. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

5. We note that the Compensation Committee utilized its discretion to recognize specific "outstanding performance" by awarding cash bonuses to certain executives in 2008. In future filings where similar bonuses are awarded, please disclose the relevant factors regarding each named executive officer's performance that the committee assessed and explain how they determined to award the particular payouts. See Item 402(b)(2)(vi) of Regulation S-K.

Executive Sales Compensation Plan, page 23

6. We note that the 2008 Sales Compensation Plan was based on certain revenue targets. In future filings, please disclose these performance targets. See Items 402(b)(v) and (vii) of Regulation S-K.

Equity-Based Incentives, page 24

7. We note your statement that in determining the form, size and vesting schedule of equity awards granted to your named executive officers, the Compensation Committee considered individual performance ratings, job responsibility levels and the equity granted to executives in comparable roles at peer group companies. Please provide more analysis of the factors the Compensation Committee considered in its determination to award differing amounts of equity to each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, attorney-advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director